Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Revlon, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-116160 and 333-147955) on Form S-3 (No. 333-169223 and 333-141545) of Revlon, Inc. of our reports dated March 15, 2018, with respect to the consolidated balance sheets of Revlon, Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive (loss) income, stockholders’ deficiency and cash flows for each of the years in the three-year period ended December 31, 2017, and related notes and financial statement schedule II (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10-K of Revlon, Inc.

/s/ KPMG LLP

New York, New York

March 15, 2018